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                                                              EXHIBIT (A)(17)

              Laidlaw Environmental Announces Early Termination Of
                        Hart-Scott-Rodino Waiting Period

Tuesday, January 27, 1998 04:18 PM

-- COLUMBIA, S.C. -- Laidlaw Environmental Services, Inc. (NYSE:LLE) today announced that early termination of the statutory waiting period established under the Hart-Scott-Rodino review process has been granted as it concerned the Company's offer for all the outstanding shares of Safety-Kleen Corp. (NYSE:SK).

Commenting on this development, Kenneth W. Winger, Laidlaw Environmental Services' president and chief executive officer said, "The improved offer for Safety-Kleen shares announced yesterday, which eliminated cash reductions associated with "break-up" fees, and now the early termination of the Justice Department's review, clear the path for an expeditious completion of Laidlaw Environmental's tender offer. In order to convey timely maximum value to its shareholders, the Safety-Kleen board must now acknowledge the superiority of our offer and take positive action to facilitate its acceptance."

Laidlaw Environmental Services, Inc., headquartered in Columbia, South Carolina, supplies hazardous and industrial waste management services to industry and government across North America. The Company provides customers with local service from more than 100 locations in the United States and Canada, including 53 service centers, 11 landfills, 6 major incineration facilities and a number of specialty service locations.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210/